Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd. #306
Orlando, Florida 32819

June 15, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re: Freedom Environmental Services, Inc.
Form 8-K, Item 401, filed May 18, 2009
File No. 000-52288

In response to your letter of May 20, 2009, we respond as follows:

1.	Please amend your Form 8-K to state whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it, to make reference to the subject matter of the disagreement(s) in connection with its reports. Also, similarly revise your disclosure regarding any reportable event that the former accountant advised you of during the two most recent fiscal years and subsequent interim period through the date of dismissal. Your current disclosure does not reference the period through the date of dismissal. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K. Please revise accordingly.

We have noted your comment and have revised the disclosure.

2.	In addition, please revise your disclosure to discuss any consultations with your new accountant during your two most recent fiscal years and subsequent period through the date of engagement. See Item 304 (a)(2) of Regulation S-K.

We have noted your comment and have revised the disclosure.

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter 'from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have noted your comment and included the Exhibit.

4.	We note that. the audit report included in, your Form 10 was signed by Kramer, Weisman and Associates, LLP. Based on disclosures included in your Form 8-K filed on May 18, 2009, it appears that you engaged Lawrence Scharfman & Co. as your accountant on April 2, 2009. Itdoes not appear that you filed an Item 4.01 Form 8-K (announcing the change in accountants from Kramer, Weisman and Associates, LLP to Lawrence Seharfman & Co. Please advise, or appropriately file an Item 4.01 Form 8-K which includes all disclosures required by Item 304 of Regulation S- K.

     We have noted your comment and filed a separate Form 8-K and Exhibit 16.1 for the transition from Kramer, Weisman and Associates, LLP to Lawrence Seharfman & Co.

The Company hereby acknowledges:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•    Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Borish
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Michael S. Borish
Chief Executive Officer
Date: June 15, 2009